

Tanger Factory Outlet Centers, Inc.

Supplemental Operating and Financial Data

June 30, 2002

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/02

Notice

This Supplemental Operating and Financial Data may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect management's current views with respect to future events and financial performance relating to our re-merchandising strategy, the renewal and re-tenanting of space, tenant sales and sales trends, interest rates, fund from operations, the development of new centers, the opening of ongoing expansions, coverage of the current dividend and the impact of sales of land parcels. These forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those projected due to various factors including, but not limited to, the risks associated with general economic and local real estate conditions, the availability and cost of capital, our ability to lease our properties, our inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, and competition. For a more detailed discussion of the factors that affect our operating results, interested parties should review the Tanger Factory Outlet Centers, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

This Supplemental Operating and Financial Data is not an offer to sell or a solicitation to buy any securities of the Company. Any offers to sell or solicitations to buy any securities of the Company shall be made only by means of a prospectus.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/02



Table of Contents

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/02



Quarterly Highlights from Press Release dated July 30, 2002

Greensboro, NC, July 30, 2002, Tanger Factory Outlet Centers, Inc. (NYSE:SKT) today reported funds from operations (FFO) for the second quarter of 2002 increased 9% to $9.4 million, or $.78 per share, compared to $8.6 million, or $.74 per share, in the same quarter of 2001. For the six months ended June 30, 2002, FFO increased to $1.54 per share, or $18.3 million, compared to $1.44 per share, or $16.9 million in the same period of 2001. Net income for the second quarter of 2002 increased 67% to $.20 per share compared to net income of $.12 per share in the same quarter of 2001; while net income for the first six months of 2002 increased 106% to $.33 per share compared to $.16 per share for the same period of 2001. All FFO and net income calculations are on a fully diluted basis and assume full conversion of the minority interest in the operating partnership.

Reported same-space sales per square foot for the rolling twelve months ended June 30, 2002 were $297 per square foot. This represents a 6% increase compared to the same period in 2001. Same-space sales is defined as the weighted average sales per square foot reported in space open for the full duration of each comparison period. Our ability to attract high volume tenants to many of our outlet centers continues to improve the average sales per square foot throughout our portfolio.

Reported same-store sales for the six months ended June 30, 2002, defined as the weighted average sales per square foot reported by tenants for stores open since January 1, 2001, increased by 2%. Reported tenant sales for the first six months of 2002 for all Tanger Outlet Centers increased 5% to $590 million compared to $562 million in 2001.

Through June 30, 2002, we renewed approximately 533,000 square feet, or 57%, of the 935,000 square feet coming up for renewal during the current year at an average base rental rate 5% higher than the expiring rate. We anticipate that most of the remaining leases up for renewal will either be renewed with the existing tenant during 2002 or re-tenanted during the next twelve months. We also re-tenanted approximately 132,000 square feet of vacant space during the first six months of 2002 at a 6% increase in the average base rental rate from that which was charged previously.

During the second quarter of 2002, we completed the sale of our non-core, single tenant property located in Ft. Lauderdale, FL. The property was sold for $18.2 million, representing a capitalization rate of approximately 8.79% based on an annual net operating income of $1.6 million. After the deduction of all closing costs, we recognized a net gain on the sale of the property of approximately $460,000. We originally purchased the property in November of 1999.

We celebrated a very successful grand opening of our newest outlet center in Myrtle Beach, South Carolina on July 5, 2002. Preliminary reports from the stores indicate that sales are exceeding expectations. The first phase, consisting of approximately 260,000 square feet, is 100% leased and features 60 brand name and designer outlet stores including: Bombay Outlet, Coach Leatherware, Coldwater Creek, Izod, Kenneth Cole, Liz Claiborne Outlet, Nautica, Old Navy Outlet, Polo Ralph Lauren Factory Store, Skechers, Tommy Hilfiger and many more. A 140,000 square foot Phase II addition is planned for summer 2003. The new Tanger Outlet Center is conveniently located at the intersection of U.S. Highway 17 and Veterans Highway 22 (Conway by-pass). This property is held in a joint venture of which we own a 50% interest.

Stanley K. Tanger, Chairman of the Board and Chief Executive Officer, said, "Our second quarter results came in better than expected, beating consensus estimates by $.01. We were pleased to see our net operating income for the second quarter of 2002 improve by approximately two percent over last years comparable number. In addition, traffic and tenant sales at our centers during the first six months of 2002 continued to beat last years comparable numbers."

Tanger Factory Outlet Centers, Inc., a fully integrated, self-administered and self-managed publicly-traded REIT, presently operates 29 centers in 21 states coast to coast, totaling approximately 5.4 million square feet of gross leasable area. At June 30, 2002, our operating properties were 96% occupied. We are filing a Form 8-K with the Securities and Exchange Commission which includes a supplemental information package for the quarter ended June 30, 2002. For more information about Tanger Outlet Centers, visit our web site at www.tangeroutlet.com.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/02



Geographic Diversification

As of June 30, 2002			
State	**# of Centers**	**GLA**	**% of GLA**
Georgia	4	950,590	18%
New York	1	729,238	13%
Texas	2	618,922	11%
Tennessee	2	448,535	8%
Missouri	1	277,494	5%
Iowa	1	277,230	5%
South Carolina (1)	1	259,929	5%
Pennsylvania	1	255,059	5%
Louisiana	1	245,199	5%
Florida	1	198,789	4%
North Carolina	2	187,702	3%
Arizona	1	184,768	3%
Indiana	1	141,051	3%
Minnesota	1	134,480	3%
Michigan	1	112,420	2%
California	1	105,950	2%
Maine	2	84,397	2%
Alabama	1	80,730	1%
New Hampshire	2	61,745	1%
West Virginia	1	49,252	1%
Massachusetts	1	23,417	--%
Total	**29**	**5,426,897**	**100%**

(1) Includes one center totaling 259,929 sq. ft. of which Tanger owns a 50% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/02



Property Summary - Occupancy

Location	Total GLA 06/30/02	% Occupied 06/30/02	% Occupied 03/31/02	% Occupied 12/31/01	% Occupied 09/30/01	% Occupied 06/30/01
Barstow, CA	105,950	57%	59%	76%	76%	76%
Blowing Rock, NC	105,448	100%	100%	100%	100%	100%
Boaz, AL	80,730	93%	93%	93%	93%	93%
Bourne, MA	23,417	100%	100%	100%	100%	100%
Branson, MO	277,494	98%	94%	100%	99%	98%
Casa Grande, AZ	184,768	89%	89%	94%	84%	84%
Commerce I, GA	185,750	90%	84%	79%	81%	88%
Commerce II, GA	342,556	97%	95%	99%	97%	94%
Dalton, GA	173,430	96%	90%	94%	95%	93%
Ft Lauderdale, FL	n/a	n/a	100%	100%	100%	100%
Gonzales, LA	245,199	96%	97%	97%	99%	97%
Kittery I, ME	59,694	100%	100%	100%	100%	100%
Kittery II, ME	24,703	94%	94%	100%	100%	100%
Lancaster, PA	255,059	96%	94%	100%	100%	97%
Locust Grove, GA	248,854	98%	100%	98%	97%	94%
Martinsburg, WV	49,252	57%	73%	93%	100%	86%
Myrtle Beach, SC (1)	259,929	100%	n/a	n/a	n/a	n/a
Nags Head, NC	82,254	100%	100%	100%	100%	100%
North Branch, MN	134,480	100%	100%	100%	99%	90%
Clover, NH	11,000	100%	100%	100%	100%	100%
LL Bean, NH	50,745	100%	100%	100%	100%	100%
Pigeon Forge, TN	94,558	100%	100%	96%	94%	96%
Riverhead, NY	729,238	99%	98%	100%	96%	94%
San Marcos, TX	441,432	98%	98%	98%	97%	98%
Sanibel, FL	198,789	93%	96%	97%	94%	91%
Sevierville, TN	353,977	100%	100%	100%	100%	100%
Seymour, IN	141,051	76%	73%	76%	74%	71%
Terrell, TX	177,490	95%	96%	94%	92%	85%
West Branch, MI	112,420	98%	100%	95%	95%	100%
Williamsburg, IA	277,230	98%	97%	96%	97%	97%
Total	5,426,897	96%	95%	96%	95%	94%



Portfolio Weighted Average Occupancy at the End of Each Period

(1) Includes one center totaling 259,929 sq. ft. of which Tanger owns a 50% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/02



Major Tenants

Ten Largest Tenants As of June 30, 2002			
Tenant	# of Stores	GLA	% of Total GLA
The Gap, Inc.	34	345,622	6.7%
Liz Claiborne	38	298,852	5.8%
Phillips-Van Heusen	66	295,872	5.7%
Reebok International	24	168,361	3.3%
Dress Barn, Inc.	18	123,828	2.4%
Sara Lee Corporation	30	113,039	2.2%
Mikasa	13	104,004	2.0%
Brown Group Retail	20	97,420	1.9%
Polo Ralph Lauren	14	93,251	1.8%
VF Factory Outlet	3	78,697	1.5%
Total of All Listed Above	260	1,718,946	33.3%

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/02



Lease Expirations as of June 30, 2002

Percentage of Total Gross Leasable Area



Percentage of Total Annualized Base Rent



Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/02



Leasing Activity

	03/31/02	06/30/02	09/30/02	12/31/02	Year to Date
Re-tenanted Space:					
Number of leases	24	10			34
Gross leasable area	93,943	37,653			131,596
New base rent per square foot	$13.93	$18.20			$15.15
Prior base rent per square foot	$12.75	$18.34			$14.35
Percent increase in rent per square foot	9.2%	(0.8%)			5.6%
Renewed Space:					
Number of leases	115	33			148
Gross leasable area	403,956	129,040			532,996
New base rent per square foot	$16.24	$18.22			$16.72
Prior base rent per square foot	$15.49	$17.44			$15.96
Percent increase in rent per square foot	4.8%	4.5%			4.8%
Total Re-tenanted and Renewed Space:					
Number of leases	139	43			182
Gross leasable area	497,899	166,693			664,592
New base rent per square foot	$15.81	$18.22			$16.41
Prior base rent per square foot	$14.97	$17.64			$15.64
Percent increase in rent per square foot	5.6%	3.3%			4.9%

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/02



Consolidated Balance Sheets (dollars in thousands)

	06/30/02	03/31/02	12/31/01	09/30/01	06/30/01
Assets					
Rental Property					
Land	$50,176	$60,196	$60,158	$59,858	$59,858
Buildings	535,438	541,010	539,108	538,342	533,823
Total rental property	585,614	601,206	599,266	598,200	593,681
Accumulated depreciation	(161,612)	(155,614)	(148,950)	(142,182)	(135,472)
Total rental property – net	424,002	445,592	450,316	456,018	458,209
Cash	204	210	515	198	216
Deferred charges – net	10,465	11,084	11,413	11,666	12,130
Other assets	30,783	12,183	14,028	16,406	14,422
Total assets	$465,454	$469,069	$476,272	$484,288	$484,977
Liabilities & Shareholders' Equity					
Liabilities					
Debt					
Senior, unsecured notes	$155,609	$155,609	$160,509	$175,000	$175,000
Mortgages payable	175,603	176,176	176,736	177,285	177,823
Lines of credit	26,625	27,786	20,950	10,628	7,413
Total debt	357,837	359,571	358,195	362,913	360,236
Construction trade payables	4,141	3,934	3,722	6,431	6,251
Accounts payable & accruals	12,943	11,278	16,478	14,191	12,452
Total liabilities	374,921	374,783	378,395	383,535	378,939
Minority interest	19,326	20,386	21,506	22,302	23,765
Shareholders' equity					
Preferred shares	1	1	1	1	1
Common shares	80	80	79	79	79
Paid in capital	138,177	137,684	136,529	136,529	136,522
Distributions in excess of net income	(66,619)	(63,370)	(59,534)	(57,403)	(53,894)
Accum. other comprehensive income	(432)	(495)	(704)	(755)	(435)
Total shareholders' equity	71,207	73,900	76,371	78,451	82,273
Total liabilities & shareholders' equity	$465,454	$469,069	$476,272	$484,288	$484,977

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/02



Consolidated Statements of Operations (dollars and shares in thousands)

	Three Months Ended					YTD	
	06/02	03/02	12/01	09/01	06/01	06/02	06/01
Revenues							
Base rentals	$18,540	$18,189	$19,311	$18,401	$18,164	$36,729	$36,042
Percentage rentals	581	597	1,287	598	499	1,178	850
Expense reimbursements	7,333	7,301	7,548	7,126	7,587	14,635	15,045
Other income	508	573	849	846	557	1,081	1,077
Total revenues	26,962	26,660	28,995	26,971	26,807	53,623	53,014
Expenses							
Property operating	8,677	8,656	8,390	8,334	8,844	17,334	17,427
General & administrative	2,092	2,275	2,134	2,012	2,016	4,367	4,085
Interest	7,118	7,129	7,297	7,546	7,658	14,247	15,291
Depreciation & amortization	7,116	7,083	7,143	7,112	6,836	14,199	13,958
Total expenses	25,003	25,143	24,964	25,004	25,354	50,147	50,761
Income before minority interest, discontinued operations and extraordinary item	1,959	1,517	4,031	1,967	1,453	3,476	2,253
Minority interest	(416)	(296)	(993)	(421)	(280)	(712)	(379)
Income from continuing operations	1,543	1,221	3,038	1,546	1,173	2,764	1,874
Discontinued operations (1)	551	224	225	224	225	775	449
Income before extraordinary item	2,094	1,445	3,263	1,770	1,398	3,539	2,323
Extraordinary item – loss on early extinguishments of debt	--	--	(114)	--	--	--	(130)
Net Income	2,094	1,445	3,149	1,770	1,398	3,539	2,193
Less applicable preferred share dividends	(442)	(444)	(443)	(443)	(443)	(886)	(885)
Net income available to common shareholders	$1,652	$1,001	$2,706	$1,327	$955	$2,653	$1,308
Basic earnings per common share:							
Income from continuing operations	$.14	$.10	$.33	$.14	$.09	$.23	$.12
Net income	$.21	$.13	$.34	$.17	$.12	$.33	$.16
Diluted earnings per common share:							
Income from continuing operations	$.13	$.10	$.33	$.14	$.09	$.23	$.12
Net income	$.20	$.12	$.34	$.17	$.12	$.33	$.16
Weighted average common shares:							
Basic	8,015	7,948	7,930	7,930	7,923	7,982	7,921
Diluted	8,229	8,028	7,946	7,954	7,948	8,135	7,946

(1) In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets", the results of operations for property disposed of during the year have been reported above as Discontinued operations for both the current and prior periods presented.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/02



FFO and FAD Analysis (dollars and shares in thousands)

	Three Months Ended					YTD	
	06/02	03/02	12/01	09/01	06/01	06/02	06/01
Funds from operations:							
Net income	$2,094	$1,445	$3,149	$1,770	$1,398	$3,539	$2,193
Adjusted for -							
Extraordinary item		--	114	--	--	--	130
Minority interest	416	296	993	421	280	712	379
Minority interest, depreciation and amortization in discontinued operations	291	176	176	176	175	467	351
Depreciation and amortization uniquely significant to real estate	7,042	7,010	7,071	7,043	6,770	14,052	13,802
Gain on sale of real estate	(460)	--	--	--	--	(460)	--
Funds from operation	$9,383	$8,927	$11,503	$9,410	$8,623	$18,310	$16,855
Funds from operations per share	$.78	$.76	$.98	$.80	$.74	$1.54	$1.44
Funds available for distribution:							
Funds from operations	$9,383	$8,927	$11,503	$9,410	$8,623	$18,310	$16,855
Plus -							
Corporate depreciation excluded above	75	73	72	69	66	148	155
Amortization of finance costs	289	303	330	326	336	592	1,003
Straight line rent adjustment	60	41	73	96	68	101	172
Less -							
2nd generation tenant allowances	(429)	(1,206)	(1,337)	(1,567)	(1,086)	(1,635)	(3,101)
Capital improvements	(578)	(370)	(803)	(1,708)	(630)	(948)	(890)
Funds available for distribution	$8,800	$7,768	$9,838	$6,626	$7,377	$16,568	$14,194
Funds available for distribution per share	$.73	$.66	$.84	$.57	$.63	$1.39	$1.21
Dividends paid per share	$.6125	$.61	$.61	$.61	$.61	$1.2225	$1.2175
FFO payout ratio	79%	80%	62%	76%	82%	79%	85%
FAD payout ratio	84%	92%	73%	107%	97%	88%	101%
Diluted weighted average common Shares	11,985	11,787	11,705	11,713	11,707	11,892	11,705

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/02



Per Weighted Average Gross Leasable Area (GLA) Analysis

	Three Months Ended					YTD	
	06/02	03/02	12/01	09/01	06/01	06/02	06/01
GLA open at end of period (000's)	5,427	5,167	5,167	5,161	5,141	5,427	5,141
Weighted average GLA (000's) (1)	5,167	5,167	5,165	5,152	5,129	5,167	5,109
End of period occupancy	96%	95%	96%	95%	94%	96%	94%
PER SQUARE FOOT							
Revenues							
Base rentals	$3.59	$3.52	$3.74	$3.57	$3.54	$7.11	$7.05
Percentage rentals	.11	.12	.25	.12	.10	.23	.17
Expense reimbursements	1.42	1.41	1.46	1.38	1.48	2.83	2.94
Other income	.10	.11	.16	.16	.11	.21	.21
Total revenues	5.22	5.16	5.61	5.23	5.23	10.38	10.37
Expenses							
Property operating	1.68	1.68	1.62	1.62	1.72	3.35	3.41
General & administrative	.40	.44	.41	.39	.40	.85	.80
Interest	1.38	1.38	1.41	1.46	1.49	2.76	2.99
Depreciation & amortization	1.38	1.37	1.38	1.38	1.33	2.75	2.73
Total expenses	4.84	4.87	4.82	4.85	4.94	9.71	9.93
Income before minority interest, discontinued operations and extraordinary item	$.38	$.29	$.79	$.38	$.29	$.67	$.44
Net operating income	$3.14	$3.04	$3.58	$3.22	$3.11	$6.18	$6.16
Funds from operations	$1.82	$1.73	$2.23	$1.83	$1.68	$3.54	$3.30

(1) Represents GLA weighted by months open. GLA is not adjusted for fluctuations in occupancy that may occur subsequent to the original opening date.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/02



Debt Outstanding Summary (dollars in thousands)

As of June 30, 2002			
	Principal Balance	**Interest Rate**	**Maturity Date**
Mortgage debt			
Lancaster, PA	$14,672	9.770%	04/10/05
Commerce I, GA	8,511	9.125%	09/10/05
Branson, MO	24,000	Libor + 1.75%	03/26/06
Commerce II, GA (1)	29,500	Libor + 1.75%	03/26/06
Dalton, GA	11,232	7.875%	04/01/09
Kittery I, ME	6,391	7.875%	04/01/09
San Marcos I, TX	19,077	7.875%	04/01/09
San Marcos II, TX	19,172	7.980%	04/01/09
West Branch, MI	7,130	7.875%	04/01/09
Williamsburg, IA	19,602	7.875%	04/01/09
Blowing Rock, NC	9,719	8.860%	09/01/10
Nags Head, NC	6,597	8.860%	09/01/10
Total mortgage debt	175,603		
Corporate debt			
Unsecured credit facilities	21,000	Libor + (1.60% to 1.75%)	06/30/03
Unsecured credit facilities	5,625	Libor + (1.60% to 1.75%)	06/30/04
1997 Senior unsecured notes	55,609	7.875%	10/24/04
2001 Senior unsecured notes	100,000	9.125%	02/15/08
Total corporate debt	182,234		
Total debt	$357,837		

(1) $25 million of this loan has been fixed until 01/27/03 at 7.72% through the use of an interest rate swap agreement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/02





Future Scheduled Principal Payments (dollars in thousands)

As of June 30, 2002			
Year	Scheduled Amortization Payments	Balloon Payments	Total Scheduled Payments
2002	$1,155	$ ------	$1,155
2003 (1)	2,835	21,000	23,835
2004 (1)	3,432	61,233	64,665
2005	3,311	20,577	23,888
2006	2,517	51,383	53,900
2007	2,349	--	2,349
2008	2,545	100,000	102,545
2009	967	70,474	71,441
2010	181	13,878	14,059
2011	--	--	--
2012 & thereafter	--	--	--
	$19,292	$338,545	$357,837

(1) Balloon payments in 2003 and 2004 include $21,000 and $5,625, respectively relating to amounts outstanding under the unsecured credit facilities.

16

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/02

Tanger Outlets

Investor Information

Tanger Outlet Centers welcomes any questions or comments from shareholders, analysts, investment managers, media and prospective investors. Please address all inquiries to our Investor Relations Department.

Tanger Factory Outlet Centers, Inc.
Investor Relations
Phone: (336) 292-3010 ext 165
Fax: (336) 297-0931
e-mail: tangermail@tangeroutlet.com
Mail: Tanger Factory Outlet Centers, Inc.
            3200 Northline Avenue
            Suite 360
            Greensboro, NC 27408

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/02

